082-03470

RECEIVED

[redacted] 2009 MAY 18 A 8:28

FICE OF INTERNATIONAL
CORPORATE FINANCE

09046178

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

11th May, 2009

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Board Meeting for consideration of Audited Accounts
<u>for the financial year ended 31st March, 2009</u>

Further to our letter dated 23rd April, 2009, this is to advise that a Meeting of the Board of Directors of the Company has been convened for Friday, 22nd May, 2009, to consider, *inter alia*, the following:

(a) Approval of Audited Accounts for the financial year ended 31st March, 2009.
(b) Recommendation of Dividend for the aforesaid financial year.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Dlw 5/18

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.